SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

EIN 44-0324630 PN025

December 31, 2006 and 2005

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 26, 2007

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2006	2005
ASSETS
Investments, at fair value	$83,626,738	$69,205,346

Receivables
Participant contributions	71,358	68,582
Employer contributions	2,791	—

Due from broker	—	37

Total assets	83,700,887	69,273,965

LIABILITIES
Due to broker	14	—

Total liabilities	14	—

NET ASSESTS AVAILABLE FOR BENEFITS, AT FAIR VALUE	83,700,873	69,273,965
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	391,128	$385,220

NET ASSETS AVAILABLE FOR BENEFITS	$84,092,001	$69,659,185

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2006	2005
Additions
Investment income
Net appreciation in value of investments	$4,675,853	$2,717,995
Interest and dividends	2,276,964	1,362,079

Net investment income	6,952,817	4,080,074

Contributions
Participant	8,747,756	8,391,577
Employer	235,984	318,765
Rollovers	373,263	609,244

Contributions	9,357,003	9,319,586

Total additions	16,309,820	13,399,660

Deductions
Benefit payments	9,184,589	7,769,726
Administrative fees	264,573	219,749

Total deductions	9,449,162	7,989,475

Net increase	6,860,658	5,410,185
Transfers from merged plans	7,572,158	12,603,259

Net increase and transfers from merged plans	14,432,816	18,013,444
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	69,659,185	51,645,741

END OF PERIOD	$84,092,001	$69,659,185

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A—DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was originally established on September 1, 2000 and restated effective January 1, 2003 to consolidate certain 401(k) plans of the Company’s subsidiaries and affiliates. The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees of an L&P branch or subsidiary who are classified as full-time and have completed one year of service, part-time employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the Plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and as a result meets the above criteria, the employee may participate in the Plan the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions

Employer contributions, including matching contributions, are made in accordance with the Plan document and are at the discretion of the employer. When other benefit plans are consolidated into this Plan, participating subsidiaries or affiliates have the option of not making any contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution and Plan earnings.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS—CONTINUED

NOTE A – DESCRIPTION OF PLAN—CONTINUED

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. A participant’s prior plan company matching contribution account and prior plan company profit sharing account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, company contributions are not vested until three years of service with 1,000 hours have been completed, at which time they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $132,920 and $122,700, respectively. Also, in 2006, employer contributions were reduced by $98,379 from forfeited non-vested accounts.

Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon separation of employment, participants with account balances of $5,000 or less will receive a lump sum taxable distribution unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances over $5,000 may elect the following: defer payment until their normal retirement date, directly roll over the balance into an individual retirement account or be paid in a single lump sum. In-service withdrawals are allowed by participants after reaching age 59  1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59  1/2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%. The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence.

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS—CONTINUED

NOTE A – DESCRIPTION OF PLAN—CONTINUED

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS—CONTINUED

NOTE B—SUMMARY OF ACCOUNTING POLICIES—CONTINUED

Investment Contracts

The Plan holds investments in both traditional, general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs) as part of the Wachovia Diversified Stable Value Fund. These investments are presented at fair value on the table of the investments held in the Plan (Schedule H).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the fund documents or fund’s administration; (ii) changes to fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the fund or its merger with another fund; (iv) the failure of the fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the fund, the redemption of all or a portion of the interests in the fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the fund. At this time, the fund does not believe that the occurrence of any such market value event which would limit the fund’s ability to transact at contract value with participants is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield based on actual earnings was 5.27% and 5.03% at December 31, 2006 and 2005, respectively. The average yield based on interest rate credited to participants was 4.83% and 4.26% at December 31, 2006 and 2005, respectively.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated July 19, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS—CONTINUED

NOTE C—INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2006 and 2005:

	2006		2005
Wachovia Bank, N.A.
Diversified Stable Trust Fund	$32,588,042	*	$—
Stable Portfolio Group Trust	—		29,288,553	*
Diversified Bond Group Trust	4,186,674		4,139,010	*
Enhanced Stock Market Fund	5,295,058	*	3,914,023	*
Dreyfus Midcap Index Fund	7,764,822	*	7,760,025	*
American The Growth Fund of America	6,718,462	*	5,685,367	*
Van Kampen Equity and Income Fund	6,674,277	*	3,805,368	*
Goldman Sachs Structured Intl Equity Fund	5,775,372	*	3,633,077	*
American Century Small Co Fund	5,043,692	*	2,598,415

*	Represents an investment which exceeds 5 percent of net assets available for Plan benefits.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common Trust Funds	$2,344,734	$1,412,519
Mutual Fund	2,323,895	1,333,886
Common Stock	7,224	(28,410)

	$4,675,853	$2,717,995

Interest and dividends received on the Plan’s investments in 2006 and 2005 were $2,276,964 and $1,362,079, respectively.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$84,092,001	$69,659,185
Amounts allocated to withdrawing participants	—	(284,524)

Net assets available for benefits per Form 5500	$84,092,001	$69,374,661

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$9,184,589
Add: Amounts allocated to withdrawing participants at December 31, 2006	—
Less: Amounts allocated to withdrawing participants at December 31, 2005	(284,524)

Benefits paid to participants per Form 5500	$8,900,065

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS—CONTINUED

NOTE E—PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $42,069,774 and $39,985,332, respectively. The Plan held common stock of Leggett and Platt, Incorporated at December 31, 2006 and 2005 with a total market value of $214,789 and $194,600, respectively. In addition, the Plan held investments in loans to participants at December 31, 2006 and 2005 with a total market value of $3,287,512 and $2,553,115, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE F—ASSETS TRANSFERRED INTO PLAN

In an effort to consolidate its benefit plans, the Company transferred assets into this Plan from other plans during the year. A summary of the transferred net assets available for benefits, including loans, that were merged into this Plan during 2006 and 2005 is as follows:

2006

Merger Date	Merged Plan	Amount
2/1/2006	Fairmont Frozen Profit Sharing Plan	$821,117
2/1/2006	American Wood Works	104,205
3/1/2006	Parthenon Metal Works	5,827,448
3/1/2006	Geron Furniture, Inc.	204,638
5/1/2006	Modern Industries, LLC	614,750

Total net assets merged into Plan in 2006		$7,572,158

2005

Merger Date	Merged Plan	Amount
2/1/2005	Crown Non-Bargaining Employees	$577,329
2/1/2005	Crown Bargaining Employees	47,741
3/1/2005	Maxflex	552,905
3/1/2005	Met Displays, Inc.	426,493
4/1/2005	Design Fabricators, Inc.	1,037,756
4/1/2005	Patterson Mold & Tool, Inc.	2,394,174
5/1/2005	Pace Industries, Inc.	3,304,579
6/1/2005	Leggett & Platt, Inc. Frozen	1,537,156
6/1/2005	Tarrant Interiors, Inc.	1,416,561
9/1/2005	Amco	1,308,565

Total net assets merged into Plan in 2005		$12,603,259

NOTE G—PLAN RESOLUTION AND SUBSEQUENT EVENT

On November 17, 2004, the Company’s Board of Directors adopted a resolution to merge selected plans of the Company’s subsidiaries and affiliates into this Plan. On June 1, 2007, assets totaling approximately $4,000,000 were merged into this Plan.

Effective April 1, 2007, the Plan was amended to add an employer matching contribution for those employees who were actively enrolled in the Company’s non-union defined benefit plan on December 31, 2006, the date the defined benefit plan was frozen. The effected employees will receive matching contributions associated with the first 6% of their contributions at the following percentages: under 35 years of age—20% match; 35 to 44 years old—40%; 45 to 54 years old—60%; and 55 and older—80% match. The matching contributions will be made effective retroactively from January 1, 2007.

SUPPLEMENTAL SCHEDULE

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer	Description of Investment Account	Current Value (1)
* Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund	$32,588,042
Dreyfus	Dreyfus Midcap Index Fund	7,764,822
American	American - The Growth Fund of America	6,718,462
Van Kampen	Van Kampen Equity and Income Fund	6,674,277
Goldman Sachs	Goldman Sachs Structured Intl Equity Fund	5,775,372
* Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	5,295,058
American Century	American Century Small Co Fund	5,043,692
* Wachovia Bank, N.A.	Diversified Bond Fund of Wachovia	4,186,674
American Century	American Century Large Co Value Fund	4,163,507
William Blair	William Blair International Growth Fund	885,855
Dodge & Cox	Dodge & Cox Stock Fund	713,769
Davis New York	Davis New York Venture Fund	314,907
* Leggett & Platt, Incorporated	Common Stock	214,789
* Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1% (5.0% - 11.5%)	3,287,512

Total investments at fair value		83,626,738
Adjustment from fair value to contract value for fully benefit-responsive investments contracts		391,128

Total		$84,017,866

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

Exhibit List.

Exhibit 23	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST

Date: June 27, 2007	By:	/s/ JOHN G. MOORE
John G. Moore
Vice President – Corporate Affairs
and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP